April 28, 2025

Thomas James Segrave, Jr.
Chief Executive Officer and Chairman
flyExclusive, Inc.
2860 Jetport Road
Kinston , North Carolina 28504

       Re: flyExclusive, Inc.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-276627
           Filed April 10, 2025
Dear Thomas James Segrave, Jr.:

     We have reviewed your post-effective amendment and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Substantial future sales of our Class A Common Stock by existing stockholders could cause the market price of our Class A Common Stock, page 30

1. We note your risk factor disclosure that you have filed a registration statement to register shares of your Class A Common Stock for resale by existing stockholders that represent approximately 90.5% of your total shares of Class A Common
Stock
       outstanding on a fully diluted basis as of March 14, 2025, including shares owned by
       Segrave Jr., your CEO and Chairman, and EG Sponsor LLC. Please revise to clarify whether this percentage includes the shares registered for resale under the Registration
       Statement on Form S-1 (File No. 333-282855). In this regard we note your disclosure on page 5 that the current offering involves the potential sale of up to 82,328,476 shares of your Class A Common Stock, which represents approximately 80% of your
 April 28, 2025
Page 2

       total outstanding shares of Class A Common Stock on a fully diluted basis (inclusive of all shares of Class A Common Stock issuable upon exercise of the publicly traded warrants and the private placement warrants and the exchange of LGM
Common
       Units).
General

2. We note you filed a registration statement on Form S-4 to register shares of your
       Class A common stock that will be issued in connection with the merger of a wholly owned subsidiary of flyExclusive with and into Jet.AI SpinCo, Inc., with Jet AI
       SpinCo surviving the merger as a wholly owned subsidiary of flyExclusive. Please revise your prospectus to disclose this pending merger and describe the potential impact of the issuance of these shares on your shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner at 202-551-6548 or Daniel Morris at 202-
551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Shin Song, Esq.